JJSS HOLDINGS, LLC
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2021

TABLE OF CONTENTS

HODGSON
NASH &
GWYNN
CPAs

Hodgson, Nash & Gwynn CPAs
5900 South Lake Forest Dr., Ste #300
McKinney, TX 75070

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of
JJSS Holdings, LLC and subsidiaries

We have reviewed the accompanying consolidated financial statements of JJSS Holdings, LLC and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of JJSS Holdings, LLC and its subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Hodgson, Nash & Gwynn CPAs

McKinney, Texas
July 13, 2022

JJSS HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2021

ASSETS	
Current Assets	
Cash and cash equivalents	$ 4,514,012
Accounts receivable, net	781,515
Inventories, net	758,829
Prepaid expenses and other current assets	74,640
Total Current Assets	6,128,996
Property and Equipment, net	371,052
Intangible Assets, net	211,961
Other Assets	27,171
Total Assets	$ 6,739,180
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts payable	$ 295,287
Accrued liabilities	17,123
Current portion of note payable	17,536
Total Current Liabilities	329,946
Long-term Liabilities	
Note payable, less current portion	96,004
Total Liabilities	425,950
Members' Equity	6,313,230
Total Liabilities and Members' Equity	$ 6,739,180

See accompanying notes and independent accountants' review report.

JJSS HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Net Sales	
Product sales	$ 5,765,048
Flagship store sales	328,088
Total Net Sales	6,093,136
Cost of Goods Sold	3,206,336
Gross Profit	2,886,800
Operating Expenses	
Salaries and wages	2,404,338
Advertising and marketing	1,160,664
Travel	237,763
Rent	220,285
Depreciation and amortization	113,591
Other	1,004,837
Total Operating Expenses	5,141,478
Loss from Operations	(2,254,678)
Other Income (Expense)	
Interest expense	(3,126)
Interest income	172
Other expense	(25)
Total Other Income (Expense)	(2,979)
Net Loss	$ (2,257,657)

See accompanying notes and independent accountants' review report.

JJSS HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Members' Equity	Syndication Costs	Advances to Members	Accumulated Deficit	Total Members' Equity
Balance as of December 31, 2020	$ 6,514,869	$ (435,911)	$ (300,000)	$ (3,123,533)	$ 2,655,425
Member contributions	6,235,000	-	-	-	6,235,000
Syndication costs paid	-	(58,192)	-	-	(58,192)
Advances to members	-	-	(261,346)	-	(261,346)
Net loss	-	-	-	(2,257,657)	(2,257,657)
Balance as of December 31, 2021	$ 12,749,869	$ (494,103)	$ (561,346)	$ (5,381,190)	$ 6,313,230

See accompanying notes and independent accountants' review report.

JJSS HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities	
Net loss	$ (2,257,657)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	113,591
Change in allowance for bad debt	102,643
Change in inventory allowance	2,400
Change in operating assets and liabilities:	
Accounts receivable	(527,658)
Inventories	(482,792)
Prepaid expenses and other current assets	(17,105)
Other assets	36,710
Accounts payable	260,785
Accrued liabilities	16,145
Net cash used in operating activities	(2,752,938)
Cash Flows from Investing Activities	
Purchases of property and equipment	(163,811)
Additions of intangible assets	(117,548)
Net cash used in investing activities	(281,359)
Cash Flows from Financing Activities	
Contributions	6,235,000
Payment of syndication costs	(58,192)
Advances to members	(261,346)
Net cash provided by financing activities	5,915,462
Net Change in Cash and Cash Equivalents	2,881,165
Cash and Cash Equivalents, Beginning of Period	1,632,847
Cash and Cash Equivalents, End of Period	$ 4,514,012
Supplemental Disclosures:	
Cash paid for interest	$ 3,126
Cash paid for state taxes	$ -

See accompanying notes and independent accountants’ review report.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

JJSS Holdings, LLC (the "Company") is a holding company formed as a Texas limited liability company on February 3, 2020. The Company began operations as James Joseph Sanctified Spirits, LLC, a Texas limited liability company, on April 24, 2017. The Company's headquarters are located in Southlake, Texas.

The Company's primary operations are to blend, bottle, finish whiskey with a wood spire, and market and sell products under the brand name Oak & Eden. The Company also operates its Flagship store in Bridgeport, Texas, which includes a world class craft cocktail bar and experiential tasting room, where customers have the opportunity to create their own custom bottle of whiskey.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted by the United States of America ("GAAP"). The consolidated financial statements include JJSS Holdings, LLC and its wholly owned subsidiaries, JJSS Equity, LLC, JJSS Management, LLC and James Joseph Sanctified Spirits, LLC. All significant intercompany balances and transactions have been eliminated in the consolidation.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. At times, cash and cash equivalents held at a financial institution may be in excess of the Federal Deposit Insurance Corporation coverage limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable
Accounts receivable are carried at original invoice amount, less estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of account balances. Accounts receivable are written-off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. As of December 31, 2021, the Company estimated an allowance reserve for doubtful accounts of $102,643.

Inventories
Inventories primarily consist of bulk and bottled whiskey and are stated at the lower of cost or market. Cost is determined using an average costing methodology, which approximates cost under the first-in, first-out method. All barreled whiskey is classified as in-process inventories and are included in current assets, in accordance with industry practice. Warehousing, insurance, taxes, and other carrying charges applicable to barreled whiskey held for aging are included in inventory costs. A portion of the Company's finished goods inventory is held by certain independent distributors on consignment until it is sold to a third party. The Company regularly monitors inventory quantities on hand and records a reserve for broken bottles, loss due to theft, and samples.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the life of the lease or the useful lives of the assets, whichever is shorter. The cost and related accumulated depreciation and amortization of property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported as current period income or expense. The costs of repairs and maintenance are expensed as incurred.

Intangible Assets

The Company accounts for certain intangible assets at cost. Management reviews these intangible assets for probable impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If there is an indication of impairment, management would prepare an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these estimated cash flows were less than the carrying amount, an impairment loss would be recognized to write down the asset to its estimated fair value. The Company performed a qualitative assessment of its intangible assets as of December 31, 2021 and determined that they were not impaired.

Long-lived assets are reviewed for potential write-downs when impairment indicators are present. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third party independent appraisals as considered necessary.

Revenue Recognition

The Company's product sales consist of the sale of spirits domestically in the United States. Sales of products are for cash or otherwise agreed-upon credit terms. Payment terms vary by location and customer, however, the time period between when revenue is recognized and when payment is due is not significant. The Company's customers consist primarily of wholesale distributors. The Company's revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and the obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution, and shipping terms. The Company has elected to treat shipping as a fulfillment activity. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of its product. Sales terms do not allow for a right of return except for matters related to any manufacturing defects on its part. Amounts billed to customers for shipping and handling are included in sales.

The Company's other revenue generating activities include the sale of alcoholic beverages, food and merchandise, events, and other revenues at the Company's Flagship store located in Bridgeport, TX. Revenue is recognized at the point-of-sale upon receipt of cash, check, or credit card charge, net of discounts and promotional allowances. Sales and liquor taxes collected from customers and remitted to governmental authorities are presented on a net basis. The Company recognizes revenue when it satisfies a performance obligation (point in time of sale) by transferring control over a product or service to a customer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, and promotional and advertising allowances. This variable consideration is recognized as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. For example, customer promotional discount programs are entered into with certain distributors for certain periods of time. The amount ultimately reimbursed to distributors is determined based upon agreed-upon promotional discounts which are applied to distributors' sales to retailers. Other common forms of variable consideration include volume rebates for meeting established sales targets. The determination of the reduction of the transaction price for variable consideration requires that the Company make certain estimates and assumptions that affect the timing and amounts of revenue and liabilities recognized. The Company estimates this variable consideration by taking into account factors such as the nature of the promotional activity, historical information, and current trends, availability of actual results and expectations of customer and consumer behavior.

Excise taxes remitted to tax authorities are government-imposed excise taxes on our products. Excise taxes are shown on a separate line item as a reduction of sales and are recognized in our results of operations when the related product sale is recognized. Excise taxes are recognized as a current liability in other accrued expenses and liabilities, with the liability subsequently reduced when the taxes are remitted to the tax authority.

<u>Advertising Expense</u>
Advertising costs are expensed as incurred and are classified under operating expenses. Advertising expense for the year ended December 31, 2021 was $1,160,664.

<u>Income Taxes</u>
The Company is a limited liability company and is not required to pay federal income tax. Accordingly, no federal income tax expense has been recorded in the financial statements. The Company's federal taxable income or loss has been included in the members' respective income tax returns. The Company is subject to state income taxes as applicable.

The Company applies FASB Accounting Standards Codification ("ASC") 740-10, "Income Taxes", in establishing standards for accounting for uncertain tax positions. The Company evaluates uncertain tax positions with the presumption of audit detection and applies a "more likely than not" standard to evaluate the recognition of tax benefits or provisions. ASC 740-10 applies a two-step process to determine the amount of tax benefits or provisions to record in the financial statements. First, the Company determines whether any amount may be recognized and then determines how much of a tax benefit or provision should be recognized. As of December 31, 2021, the Company has determined it has no uncertain tax positions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". ASU 2016-02 requires lessees to recognize most leases on their balance sheets for the rights and obligations created by those leases. The guidance requires enhanced disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases. The ASU was effective for private companies for annual reporting periods beginning after December 15, 2020.

In June 2020, the FASB issued a one-year delay, and the effective date for private companies was deferred until fiscal years beginning after December 15, 2021. The Company is evaluating the effect of adopting ASU 2016-02.

NOTE 3 – INVENTORIES

Inventories consisted of the following as of December 31, 2021:

Raw materials	$	3,858
In-process		287,182
Finished goods		470,189
Valuation allowance		(2,400)
Total Inventories, net	$	758,829

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2021:

Machinery and equipment	$	314,780
Leasehold improvements		198,508
Computer equipment		29,001
Total Property and Equipment		542,289
Less accumulated depreciation and amortization		(171,237)
Total Property and Equipment, net	$	371,052

Depreciation and amortization expense associated with property and equipment totaled $112,258 for the year ended December 31, 2021.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consisted of the following as of December 31, 2021:

	2021	Remaining Weighted Average Life
Patents	$ 75,441	19
Brand development	83,904	-
Website development	55,125	-
Total Intangibles	214,470	
Less accumulated amortization	(2,509)	
Total Intangibles, net	$ 211,961	

Amortization expense associated with patents totaled $1,333 for the year ended December 31, 2021. The gross amount of capitalized patents subject to amortization was $26,659 as of December 31, 2021. The remaining unamortized portion are costs incurred for additional patents that have not yet been approved by the United States Patent and Trademark Office. Estimated amortization expense of patents subject to amortization as of December 31, 2021 for each of the next five years and thereafter is as follows:

Year Ending December 31,	
2022	$ 1,333
2023	1,333
2024	1,333
2025	1,333
2026	1,333
Thereafter	17,485
	$ 24,150

NOTE 6 – NOTE PAYABLE

On June 9, 2020, the Company entered into a promissory note with an unrelated lender in the amount of $113,540. The note matures December 1, 2027 and bears interest at a rate equal to 3%. Monthly interest only payments are required starting January 1, 2021, with principal and interest payments starting January 1, 2022. The promissory note is secured by certain assets of the Company. The outstanding principal balance of the promissory note at December 31, 2021 was $113,540.

NOTE 6 – NOTE PAYABLE (CONTINUED)

Future principal maturities on the promissory note at December 31, 2021 are as follows:

Year Ending December 31,	
2022	$ 17,536
2023	18,069
2024	18,613
2025	19,185
2026	19,768
Thereafter	20,369
	$ 113,540

NOTE 7 – MEMBERS' EQUITY

The Company Agreement provides for two classes of membership units, which are summarized as follows as of December 31, 2021:

	Authorized	Issued and Outstanding
Class A	58,400	55,267
Class B	50,000	50,000
Total	108,400	105,267

<u>Liquidation Preferences</u>
In the event that the Company liquidates, dissolves, or winds up its business, either voluntarily or involuntarily, the Members of the Company are entitled to receive residual proceeds after payment of all debt, liabilities, and obligations of the Company until all funds have been distributed as follows:

i. First, to the Members to the extent of and in proportion to the outstanding balance of all Member advances, applied first to outstanding interest and then to outstanding principal;
ii. Second, (i) 20% to the Class B Members in proportion to their respective Class B Member's Sharing Ratios, and (ii) 80% to the Class A Members in proportion to their respective Class A Member's Sharing Ratio, until each Class A Member's Contribution Account has been reduced to zero; and
iii. Third, to the Members in proportion to their respective Sharing Ratios.

NOTE 8 – PHANTOM EQUITY PLAN

On April 6, 2020, the Company adopted the JJSS Holdings, LLC Phantom Equity Plan (the "Phantom Equity Plan"). The Phantom Equity Plan, which remains in effect until terminated by the plan's committee, provides for a maximum of 12,000 phantom units that may issued. Employees or consultants that are granted phantom units must continue their relationship with the Company. Upon termination or interruption of service with the Company, all phantom units, whether vested or unvested, terminate and are forfeited without any payment due to the Participant. The phantom units will be paid out of the Net Sales Proceeds reduced by loan repayments and capital account repayments upon a Change of Control based on the percentage of total member units outstanding.

As of December 31, 2021, there were 10,359 phantom units outstanding under the Phantom Equity Plan, with vesting schedules varying between immediate or three years from the grant date. Of these awards, 9,999 phantom units were vested at December 31, 2021.

NOTE 9 – RELATED PARTY TRANSACTIONS

Certain members have received advances from the Company with no set repayment terms. The total amount outstanding as of December 31, 2021 was $561,346 and have been classified within members' equity on the accompanying consolidated balance sheet.

The Company purchases certain materials from an entity that is owned by one of the members. The total amount paid to this entity was $460,176 for the year ended December 31, 2021. The total amount owed to this entity was $1,646 as of December 31, 2021.

NOTE 10 – LEASES

The Company leases its office and warehouse facilities as well as certain equipment under non-cancelable operating leases. Future minimum lease payments under the operating leases are as follows:

Year Ending December 31,	
2022	$ 231,695
2023	222,460
2024	116,894
2025	15,884
	$ 586,933

Rent expense for the year ended December 31, 2021 was $220,285.

NOTE 11 – SUBSEQUENT EVENTS

The Company evaluated all material events or transactions that occurred after December 31, 2021 through July 13, 2022, the date these financial statements were available to be issued, and determined that there were no additional events or transactions which would impact these financial statements, except as follows:

The Company entered into a non-cancelable operating lease for additional office space commencing on March 1, 2022. The lease expires in February 2025.

The Company entered into a non-cancelable operating lease for an additional store location with an estimated commencement date of August 1, 2022. The lease term is for five years after the commencement date.

Through July 13, 2022, the Company raised an additional $1,315,000 from the sale of 1,315 Class A membership units.